Exhibit 21.1

List of Subsidiaries

The following sets forth a simplified list of our corporate structure as of August 30, 2021, giving effect to the consummation of this offering.

1.	CWAN Holdings, LLC

2.	Carbon Analytics Acquisition LLC

3.	Clearwater Analytics, LLC

4.	Clearwater Property Holdings, LLC

5.	Clearwater Analytics, Ltd.

6.	Clearwater Analytics India Private Limited

7.	Clearwater Analytics Singapore Private Limited

8.	Clearwater Analytics France SAS

9.	Clearwater Analytics GmbH